Exhibit 99.1

Ping An Biomedical Enters into Patent Purchase Agreement with Future Biotechnology Group for Tumor Cell Technologies

The patent acquisition is intended to support the Company’s longer-term healthcare and biomedical research and development strategy. Separately, the Company continues to advance negotiations regarding its proposed strategic investment in Future Biotechnology Group Co., Limited, as previously announced.

FOR IMMEDIATE RELEASE

HONG KONG, November 4, 2026 — Ping An Biomedical Co., Ltd. (Nasdaq: PASW) (the “Company”) today announced that it has entered into a definitive purchase agreement (the “Agreement”) with Future Biotechnology Group Co., Limited for the acquisition (the “Acquisition”) of three tumor cell-related medical technology patents covering areas including oncology diagnosis and treatment, cell detection and bioengineering, and biomarker and DNA probe technologies, for a consideration of US$2.3 million. The Agreement follows the Company’s previously announced letter of intent dated October 22, 2026. The Acquisition is intended to support the Company’s longer-term healthcare and biomedical R&D strategy and to establish a core intellectual property portfolio in oncology and biotechnology.

Strategic Rationale

Execution of the Agreement marks a shift from preliminary intent to a definitive contractual framework in advancing the Company’s healthcare technology. Upon completing the acquisition of the patents spanning oncology diagnosis and treatment, cell detection and bioengineering, and biomarker and DNA probe technologies, the Company seeks to strengthen its position in tumor-related science. Management views these assets as building blocks for a multi-use intellectual property portfolio—supporting proprietary programs where appropriate, while leaving room for co-development or outbound licensing if it will better serve capital efficiency.

Significance and Next Steps

With the Agreement in place, the Company’s near-term focus is to complete the closing steps and applicable registration procedures required to acquire the three patents. Upon acquisition, the Company will evaluate each patent against potential priority applications, in which process may include technical diligence, freedom-to-operate screening, and sequencing of internal pilots versus external partnerships. Any commercialization path will be staged and subject to technical, legal, regulatory and commercial evaluation and applicable approvals; the Company is not positioning the Acquisition as a near-term revenue driver, but as a capacity-building move that expands the option set for its biomedical agenda over a longer horizon. Separately, the Company continues to advance negotiations regarding its proposed strategic investment in Future Biotechnology Group Co., Limited, as previously announced.

Statement from Management

“Building a focused healthcare technology IP reserve is a measured step aligned with our long-term view of the medical market,” said Mr. Pijun Liu, Chief Executive Officer and Chairman of the Board of the Company. “Entering into this definitive purchase agreement is a concrete milestone in our healthcare and biomedical strategy. We will actively study how these newly secured technologies can be applied to create tangible value for the Company—whether through internal development, collaboration, or other commercialization pathways. By combining disciplined capital allocation with rigorous compliance oversight, we aim to turn this intellectual property into practical advantages that support the future growth of our healthcare businesses.”

About Ping An Biomedical Co., Ltd.

Ping An Biomedical Co., Ltd. is a one-stop supply chain management (SCM) service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact—including, without limitation, those with respect to the objectives, plans, and strategies of the Company set forth herein, and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate,” or similar expressions—are forward-looking statements. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties that could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation: our ability to respond timely and accurately to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services, and transport infrastructure; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in Ping An Biomedical Co., Ltd.’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of issuance, and Ping An Biomedical Co., Ltd. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

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